SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL Reduces Network, Maintains Service to All Brazilian Capital Cities

GOL will connect Brazil through 50 essential daily flights between the São Paulo International Airport in Guarulhos and all of Brazil’s capital cities

São Paulo, March 24, 2020 – GOL Linhas Aéreas Inteligentes S.A. (“GOL”), (NYSE: GOL and B3: GOLL4), Brazil’s largest domestic airline, announces a further readjustment of its domestic flight network, effective for the period from March 28 (Saturday) through to May 3 (Sunday), in response to the lower demand during coronavirus pandemic. As Brazilians take responsible steps to socially distance and avoid travel, GOL will maintain an essential network of 50 daily flights between the São Paulo International airport in Guarulhos (GRU) and the other 26 capital cities of Brazil. All of GOL's regular regional and international operations will be suspended. This brings the total reduction in GOL’s total flight capacity to approximately 92% in domestic markets and 100% in international markets until early May.

With over twenty years of service to the Brazilian public, GOL remains committed to doing everything it can to help the country through this pandemic. By providing this essential service, the Company will be able to transport key necessary items such as medicines and organs, as well as Customers who need to travel. Through its role in Brazil’s transportation infrastructure and supply chain, GOL will continue to seek solutions and make its assistance available to the government in tackling this unprecedented challenge for the country.

The Company will adjust its flight service according to the specific demand from these capitals cities, and provide additional flights where needed to regional and international destinations. GOL will also ease the time limit for connections, which will guarantee connection between capitals in up to 24 hours.

GOL has relaxed its normal procedures for ticket changes, so that Customers who have flights booked between March 28 through to May 3 have the option to change their tickets without any additional fees, thereby avoiding possible restrictions on travel. The Company encourages its Customers to use its digital channels when making changes to travel plans for greater convenience, agility, and safety by avoiding public places.

Information can be obtained on the website www.voegol.com.br, on the GOL app and by calling the Customer Relationship Center: 0300 115 2121.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 37 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 16,000 highly skilled aviation professionals and operates a fleet of 137 Boeing 737 aircraft, delivering Brazil's top on-time

1	GOL Linhas Aéreas Inteligentes S.A.

GOL Reduces Network, Maintains Service to All Brazilian Capital Cities

performance and an industry leading 19 year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2020

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.